FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Stephens, Jimmie E. (Last) (First) (Middle) 345 Park Avenue (Street) San Jose, CA 95110 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Adobe Systems Incorporated ADBE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 5. If Amendment, Date of Original (Month/Day/Year) April 15, 2003

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

       Director

  X  Officer (give title below)

       10% Owner

       Other (specify below)

SVP, Worldwide Sales & Field Marketing

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/15/03		S		1,174	D	$33.77	8,194	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$35.6875							(1)	11/8/07	Common Stock	2,800		2,800	D
Non-Qualified Stock Option (right to buy)	$35.6875							(1)	11/8/07	Common Stock	161,368		161,368	D
Non-Qualified Stock Option (right to buy)	$64.3125							(1)	11/29/08	Common Stock	125,000		125,000	D
Non-Qualified Stock Option (right to buy)	$55.6563							(1)	3/31/08	Common Stock	200,000		200,000	D
Incentive Stock Option (right to buy)	$27.6876							(1)	3/2/09	Common Stock	4,800		4,800	D
Non-Qualified Stock Option (right to buy)	$27.6876							(1)	3/2/09	Common Stock	120,200		120,200	D
Non-Qualified Stock Option (right to buy)	$26.9500							(2)	11/2/09	Common Stock	175,000		175,000	D

 Explanation of Responses:

 (1) Vests and becomes exercisable at a rate of 2.08% per month for the first 24 months, then 4.17% per month for the next 12 months. Option includes provision permitting the reporting person to elect to have shares withheld upon exercise to satisfy withholding tax obligations.

(2) Vests at a rate of 25% one year after grant date, 2.08% per month for the following 12 months, and 4.17% per month for the remaining 12 months.

Cheryl K. House ** Signature of Reporting Person	04/18/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002